Exhibit 99.5

Western Wind Energy Corp.

Management Discussion and Analysis

For the interim period ended September 30, 2009

October 30, 2009

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the interim consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us” or “we” or the “Company”) as at and for the nine months ended September 30, 2009 (the “financial statements”).  All amounts are expressed in Canadian dollars unless otherwise stated. References to notes are with reference to the financial statements.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two operating wind energy electrical generation facilities in California. The Company is further developing wind and solar energy projects in California, Arizona, and the Province of Ontario and has a development team in the Commonwealth of Puerto Rico. The two operating wind plants comprise the Windridge generating facility in Tehachapi, California that has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California that has a 30 MW rated capacity.

In California and Arizona, the Company has purchased or leased land to build wind farms and is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties into wind farms.  In Ontario, the Company entered into five conditional land purchase agreements for its proposed 50MW solar energy projects.  The Company is continuing to rezone the properties and execute power purchase agreements to further develop these properties into solar energy facilities.

The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company has assembled a management team that is experienced in all aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations, finance and sales and marketing.

The Company operates through two wholly-owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects. Aero Energy LLC (“Aero”) is responsible for land ownership in California as well as the operation of the existing 4.5 MW Windridge wind farm. Western Wind Energy US Corporation (formerly known as “Verde Resources Corporation”) (“Western Wind US”) is responsible for the land ownership in Arizona the development of all Arizona and California wind projects and the operation of the existing 30 MW Mesa Wind Farm through its wholly-owned subsidiary, Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated Western Solargenics Inc. (“Solargenics”) to actively pursue the development of solar energy and is developing projects in Ontario, Canada and is looking at other projects in California and Puerto Rico.

The Company employs seven full time consultants, one full time employee and six part-time consultants to develop new wind farms and solar projects and manage the Company. The Mesa Wind Farm (“Mesa”) and the Windridge Wind Farm (“Windridge”) are managed by an unrelated company, Airstreams Maintenance Corporation (“AMC”), who operates and maintains the wind farms.

Operations

California – Windstar 120 MW

The Company owns 1,655 acres of land in the Tehachapi Pass Wind Park. Parcels in excess of 1,015 acres are zoned for wind farm development. Five meteorological towers have been erected since May 2006, to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass generates over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year. The Tehachapi mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area.  Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison Company (“SCE”) to supply the output from a 120 MW facility no later than December 31, 2009. On June 30, 2008, the Company had a meeting with SCE to initiate negotiations for an amendment with SCE to change the price term due to changes in the cost of turbines and financing resulting from the delays in California Independent System Operator (“CAISO”)/SCE’s processing of the interconnection application. Negotiations with SCE on an amendment are continuing and among other items include provisions for a new letter of credit, new project development deadlines and a higher energy price.

The Company has executed interconnection and transmission service agreements for the Sagebrush Line.  We have also submitted all required applications for interconnection and transmission services to NextEra Energy Resources (formerly known as FPL Energy, LLC), the operator of the Wilderness Line.

The Company has submitted all required applications for interconnection services to the CAISO to deliver power to SCE’s Vincent Substation.  Due to delays in the processing of our interconnection request, we now expect to have all other required transmission agreements executed by November 2009.  In February 2009, the CAISO granted our request to extend the commercial operation deadline from December 31, 2010 to December 31, 2012 due to its delays in processing our interconnection request.

The re-zoning of the land for the 120 MW project was approved by the Kern County Board of Supervisors on June 9, 2009.

In July 2009 the Company engaged The Manufacturers Life Insurance Company (“Manulife”) to arrange up to $200 million in senior secured project financing (“Debt Facility”) to support the construction and operation of the 120 MW Windstar Wind Energy Project.  The term of the Debt Facility would include the construction period plus 20 years and the interest rate would be fixed at a market rate set upon closing. Closing of this financing will be subject to usual and customary due diligence by R. W. Beck Inc. and DNV Global Energy Concepts Inc. for a wind project as well as lender approvals.  The balance of the Windstar project financing is expected to come from the combination of a mezzanine lender, the balance of plant contractor and the turbine supplier, all of whom would be repaid from the 30% cash grant from the US Government.

The Company expenses the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalizes the wind farm development costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $827,240 in construction-in-progress costs during the nine months ended September 30, 2009.

The completion of the project is dependent upon the Company’s ability to, purchase and arrange delivery of wind turbines to meet completion deadlines, finalize the balance of plant contractor selection, to renegotiate the electricity price in the power purchase contract with SCE, to obtain construction approvals and close the respective project financing arrangements.

Windswept – Tehachapi Expansion, California

Western Wind Energy Corp has secured approximately 575 contiguous acres near Tehachapi, California through land purchases and ground leases and plans to pursue the development of an additional wind energy project of at least 30MW. The new project will be named Windswept. Western Wind is working on acquiring or leasing additional contiguous land parcels that could see Windswept increase to over 1,500 acres and up to 80MWs.

Windswept is just west of Western Wind’s current late development stage Windstar project and shares similar wind speeds to Windstar’s lower resource area. Windswept completion is still several years away and is subject to obtaining wind energy zoning from Kern County, a power purchase agreement, interconnection to Southern California Edison’s new transmission line, financing and other development milestones.

California – Windridge

The Company owns the Windridge Wind Farm which consists of 191 acres of land in Tehachapi, 43 Windmatic turbines, a substation, a collection system and an assignment of a Power Purchase Agreement with SCE expiring on December 7, 2014 to deliver the output from 4.5 MW of capacity.

Western Wind was exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been temporarily suspended. However another developer is planning to erect a similar layout a mile away so we may anticipate a possibility of a change in the FAA policy affecting this area.

The facility is currently operating below its rated capacity but management believes that the Windridge property can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within the FAA height restrictions.

California – Mesa Wind Farm

The Company owns the Mesa Wind Farm which is located in the San Gorgonio Pass near Palm Springs. The assets include a right-of-way on 440 acres of land owned by the Bureau of Land Management (“BLM”), a power purchase agreement with SCE, 460 wind turbines at capacity, a collection system, a substation, roads and a maintenance building.

Of the original 460 Vestas V15 turbines, there currently is an operational capacity of approximately 430 of which most of the generators have been upgraded to 75 KW, therefore maintaining the nominal 30MW capacity with fewer units. All operations and maintenance are subcontracted out to AMC, an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

The Company completed a plan of development (“POD”), environmental and archaeological assessments required for a repower and expansion up to 50 MW.  A leading consultant was engaged for a wind assessment study that determined the siting of the wind turbines for the 50 MW Redevelopment Project. One of the options being considered is repowering the existing 30 MW with fewer larger machines and using a portion of the right-of-way for a separate new 20 MW wind power project. On September 21, 2009 the BLM approved our POD, granted a 24 year lease extension to September 22, 2037, approved the US Fish and Wildlife Service biological opinion and issued a favorable Record of Decision.

The Power Purchase and Interconnection Agreement (“PPA”) with SCE provides for the sale of electricity on an “as available” basis at SCE’s short-run avoided cost.  The PPA expires on June 22, 2010; however, we have the ability to extend the existing 30 MW PPA, pending the California Public Utilities Commission’s (“CPUC”) approval of a new standard offer contract.  Upon CPUC approval of SCE’s new standard offer contract, we will be required to enter into the new standard offer contract or to participate in SCE’s annual request for bids for renewable energy (“RFP”), or find other purchasers. The Company made a submission under the 2009 RFP and also submitted for two separate 20 MW Fixed Price Standard Offer Agreements.

Management is expecting the repowering/expansion of the Mesa Wind Farm to qualify for the 30% cash grant from the US Government and qualify for the US Government loan guarantee program since a federal environmental review has been done for the BLM in connection with the right-of-way extension. The loan guarantee program should decrease the cost of financing this project.

The Company has capitalized $116,662 in construction-in-progress costs during the nine months ended September 30, 2009.

Arizona – Kingman Project (formerly known as the Steel Park Project)

The Kingman Project is a 7 to 11 MW project fully zoned for wind energy on 1,110 acres owned by the Company in Kingman, Arizona. On October 16, 2009 the Company signed a power purchase agreement with UniSource Energy Services, a subsidiary of UniSource Energy Corporation of Arizona (“Unisource”) for a new fully integrated combined wind and solar (photo voltaic "PV") energy project. The new integrated wind and solar project is believed to be the first of its kind in North America.

In addition the Company was granted a land right-of-way with the BLM for three years on November 1, 2006 for the right to use 19,051 acres near Kingman, Arizona for the development of a wind farm.  The right-of-way is for three years with an option for an additional 30 years.

The Company has capitalized $49,330 in construction-in-progress costs during the nine months ended September 30, 2009.

California - Barstow Project

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow.  After reviewing the Company’s environmental and cultural surveys of the area for the installation of meteorological towers, BLM issued an environmental assessment and, effective April 2, 2009, a three-year grant authorizing us to install two towers. The towers were installed during the second quarter of 2009.

If the Company determines that the wind resource is sufficient to justify developing a wind farm project, we will conduct the required environmental surveys to install wind turbines and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres.  The Company is first in the queue to obtain a commercial right-of-way. This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission.

Ontario, Canada – Mid Development Stage Solar Projects

In 2007, the Company began developing solar energy projects in Ontario, Canada.  Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity.  Such eligible projects are then paid a standard price of $443 per MWh, often known as a “feed-in” tariff.  We have submitted applications for interconnection and transmission service for five proposed 10 MW solar energy projects and have conditionally secured land for 5 projects ~~.~~

During 2008 and early 2009, the Company entered into five conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid deposits of $47,000 which are now nonrefundable as the local transmission line provider has inspected the properties and has provided site approval reports. Additional future payments of $4,860,000 are contingent on reaching certain development milestones. Title of the properties would not be transferred to us until the full purchase price has been paid.

All five projects have completed connection impact assessments, and zoning applications have been submitted.  PPA’s are expected to be obtained by the end of 2009. The Company has capitalized $213,545 in construction in progress costs during the nine months ended September 30, 2009.

New Projects

As part of the Company’s California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms.  These potential projects are at an early stage of development.  We are carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

Development Strategy

General

The Company acquires and develops sites or existing wind and solar farms based on the following criteria:

•

Satisfactory wind and/or resources to justify a commercial renewable energy facility;

•

Access to transmission facilities with sufficient available capacity;

•

Permitting and zoning policies that allow wind farm development;

•

Satisfactory environmental and archeological studies;

•

Satisfactory terrain and geographic features that do not impede development;

•

Regional support for renewable energy from the local population;

•

Local political support for wind power development;

•

Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

•

Projected electricity prices; and

•

Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind resources, completing the necessary development programs to build wind farms and perform development activities.

The Company’s primary efforts are focused on developing our properties in California and Arizona since these states have renewable energy portfolio standards and relatively high energy prices.  Our other focus is on other high energy price jurisdictions such as Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Revenue Strategies

Revenue from wind farms in the U.S. comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”, also known as “green tags” or “renewable energy certificates”), allowing the green attributes to be valued and sold separately from the electricity generated.  Green credits have the potential to evolve into a significant source of revenue.  The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona and Ontario.

The Company’s operating wind farms depend on sufficient wind to generate electricity.  Wind speeds and sunlight vary in different regions and seasons and at different times of the day.  In the Western U.S. for example, wind speed is higher in the spring and summer months than in the fall and winter months, with a high wind month in the spring generating up to three times the electricity of a low wind month in the winter.  Sunlight is greatest in the summer, as the days are longer with less cloud cover.

Some of the Company’s power purchase agreements provide for pricing based on variable Short Run Avoided Cost (“SRAC”) prices which are influenced by oil and gas prices.  As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind and solar energy facilities.  These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks.  The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings can use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries.  The value of the tax losses resulting from accelerated depreciation and the 2009 economic stimulus program’s 30% cash grant from the US Department of Energy (or the value of tax credits, such as the Federal Production Tax Credits of approximately US$0.021 per kWh or a 30% investment tax credit), can represent a significant portion of the value of a renewable energy project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.  The highest return on a developer’s investment is expected to come from a financing package consisting of the new 30% US Department of Energy grant, project debt and tax equity.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdictions that the Company and its subsidiaries operate.  The Company believes that it is in material compliance with all laws and regulations that it or its subsidiaries are subject to.

Windstar 120 MW Project

The Company is negotiating amendments to the power purchase agreement it has with SCE to reflect the higher cost of wind turbines, current financing costs, and existing wholesale electricity rates and revised milestone dates. The Company is not currently aware of any other risks associated with the contract with SCE.

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance as at September 30, 2009 was $232,643. The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years.  The mortgages are secured by first charges on the land.

The Company is required to pay property taxes on its real estate holdings. For the nine months ended September 30, 2009 property taxes were approximately $50,000.

Windridge Redevelopment Project

The purchase of Windridge was financed by a mortgage of $347,738 (US$275,000) with interest payable annually at the rate of 8% and principal originally due on February 17, 2008 and then extended to June 15, 2009. The loan principal and outstanding interest were repaid on June 15, 2009.

Mesa Wind Power

Mesa Wind has a Standard Offer Power Purchase and Interconnection Agreement with SCE that will expire on June 22, 2010 to sell electricity on an “as available” basis at SCE’s short run avoided cost.

Mesa Wind has the exclusive right until September 22, 2037 to use 440 acres of land owned by the BLM near Palm Springs for a wind energy development facility.  The right-of-way provides for lease payments of US$78,894 per year and the right to obtain a new right-of-way if the existing right-of-way is in good standing.  Property taxes are approximately $100,000 per year and insurance costs are approximately $86,000 per year. The Company has entered into an operations and maintenance agreement with AMC that requires the Company to reimburse all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of US$219,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date.  The Company purchased four vehicles and one crane used in the operation of the Mesa via finance contracts.  As at September 30, 2009, the outstanding balance related to these finance contracts amounted to $183,313.

Kingman Project

The Company was granted a land right-of-way with the BLM for three years on November 1, 2006 for the right to use 19,051 acres near Kingman, Arizona for the development of a wind farm. Annual payments for the use of the property amount to US$19,051 per year. The Company is required to provide environmental reports to the BLM prior to the installation of meteorological towers on the property. If satisfactory due diligence is completed on the property, the Company will enter in to a 30 year right-of-way agreement.

On October 16, 2009 the Company signed a 20 year fixed price power purchase agreement with UniSource for a new fully integrated combined wind and solar (photo voltaic "PV") energy project to be built on 1,110 acres owned by the Company in Kingman, Arizona.

Ontario Solar Project

The Company has entered into five conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company has paid deposits of $47,000 as at September 30, 2009 and could pay an additional $4,860,000 in progress payments if the Company completes the purchase of the properties.

The Company has entered into a consulting agreement whereby the consultant will assist in the development of photovoltaic/solar energy projects in Ontario. Under this agreement, the Company has paid $50,000 as at September 30, 2009 and may pay the consultant another $450,000 with the actual amount dependant on the number of development milestones completed.

Selected Quarterly Information

For the three and nine months ended September 30, 2009 and the three and nine months ended September 30, 2008.

	Three months ended September 30, 2009 ($ 000’s)	Three months ended September 30 2008 ($ 000’s)	Nine months ended September 30, 2009 ($ 000’s)	Nine months ended September 30, 2008 ($ 000’s)
Total revenues	692	1,406	2,407	4,429
Loss before discontinued operations	(646)	(700)	(3,511)	(2,866)
Net (loss) income	(646)	(781)	(3,511)	(17)
Dividends declared and paid	-	-	-	-
(Loss) income per share, basic and diluted	(0.02)	(0.02)	(0.08)	(0.09)
Income per share, discontinued operations	-	-	-	0.09
Weighted average common shares outstanding, basic and fully diluted	41,758,553	34,510,223	41,501,371	31,166,547

			As at September 30, 2009 ($000’s)	As at September 30, 2008 ($000’s)
Total assets			29,045	29,510
Long-term liabilities			3,267	5,445
Paid-in-capital			52,101	45,964
Shareholders’ equity			24,759	22,333

Results of Operations

Revenue

	Three months	Three months
	ended September	ended September
July to September	30, 2009	30, 2008	Variance $	Variance %
Energy production for the period (MWh)	15,603	13,503	2,100	16%
Price/MWh (US$)	$40.40	$99.95	$(59.55)	-60%
Energy sales for the period US$	$630,294	$1,349,584	$(719,291)	-53%
Exchange Rate	1.097	1.041	$5,201	5%
Energy sales for the period C$	$691,558	$1,405,648	$(714,090)	-51%

For the three months ended September 30, 2009, the Mesa and Windridge wind farms generated a total of 15,603 MWh and revenues of US$630,294 (average price of US$40.40 per MWh) compared to production of 13,503 MWh and  revenues of US$1,349,584 (average price of US$99.95 per MWh) for the three months ended September 30, 2008.  The 51% decrease in C$ energy sales was primarily due to a 60% decrease in the average price, a 16% increase in production, and a 5% increase in the value of the US dollar.  The decrease in the average price is caused by a condition of the power purchase agreement which bases energy prices on the variable Short Run Avoided Cost (“SRAC”) which is influenced by oil and gas prices.

	Nine months	Nine months
	ended September	ended September
January to September	30, 2009	30, 2008	Variance $	Variance %
Energy production for the period (MWh)	50,065	44,661	5,404	12%
Price/MWh (US$)	$41.21	$97.39	$(56.18)	-58%
Energy sales for the period US$	$2,063,149	$4,349,579	$(2,286,430)	-53%
Exchange Rate	1.166	1.018	$263,988	15%
Energy sales for the period C$	$2,406,544	$4,428,986	$(2,022,442)	-46%

For the nine months ended September 30, 2009, the Mesa and Windridge wind farms generated a total of 50,065 MWh and revenues of US$2,063,149 (average price of US$41.21 per MWh) compared to production of 44,661 MWh and revenues of US$4,349,579 (average price of US$97.39 per MWh) for the nine months ended September 30, 2008. The decrease in energy sales was primarily due to a 58% decrease in the average price, a 12% increase in production, and a 15% increase in the value of the US dollar. The decrease in the average price was caused by a decrease in natural gas prices as described above.

Cost of sales

Cost of sales include operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities.

Cost of sales increased 4% to $483,156 for the three months ended September 30, 2009 and was 70% of revenues compared to $467,178 for the three months ended September 30, 2008 and 34% of revenues in the comparative period. Despite a significant decrease in revenue for the quarter compared to the same quarter last year, cost of sales increased because it is influenced more by production issues and the US$ exchange rate. These factors also influence revenue but revenues are heavily impacted by SRAC prices and average wind speeds.

Cost of sales increased 10% to $1,435,568 for the nine months ended September 30, 2009 and was 60% of revenues compared to $1,315,046 for the nine months ended September 30, 2008 and 30% of revenues in the comparative period.  Despite a significant decrease in revenue for the nine months compared to the same nine months last year, cost of sales increased because it is influenced more by production issues and the US$ exchange rate. These factors also influence revenue but revenues are heavily impacted by SRAC prices and average wind speeds.

General and administration

	Three months	Three months
	ended September	ended September
	30, 2009	30, 2008	Variance $	Variance %
Professional fees	74,081	205,868	(131,787)	-64%
Consulting and directors' fees	211,239	234,692	(23,453)	-10%
Stock-based compensation	165,087	(72,591)	237,678	327%
Travel and automotive	73,407	83,923	(10,516)	-13%
Advertising and promotion	300	34,430	(34,130)	-99%
Office and secretarial	91,092	139,198	(48,106)	-35%
Regulatory fees	11,340	21,350	(10,010)	-47%
	626,546	646,870	(20,324)	-3%

General and administration costs decreased to $626,546 for the three months ended September 30, 2009 compared to $646,870, for the three months ended September 30, 2008.

Professional fees were considerably higher in 2008 due to legal fees incurred for Western Solargenics and recruitment fees relating to 2 new employees.

Consulting and directors’ fees decreased in 2009 due to the termination of payments to third party consultants for financial and legal services which occurred in 2008.

Stock based compensation was negative for the Q3 2008 due to the granting of 337,400 options to an investor relations firm in Q2 2008 that was subsequently cancelled in Q3 2008 when the contract with the firm was terminated.

The travel and automotive and advertising and promotion decreased $44,646 (38%) for the three months ending 2009 primarily due to an effort to cut back on discretionary expenditures in order to conserve cash for development activities.

The office and secretarial costs decreased $48,106 (35%) due to a onetime payment made to a consultant in September 2008.

Regulatory fees decreased by $10,010 (47%) due to significant costs incurred in the 2008 period to file a prospectus relating to the June 2008 private placement.

	Nine months	Nine months
	ended September	ended September
	30, 2009	30, 2008	Variance $	Variance %
Professional fees	263,978	1,017,439	(753,461)	-74%
Consulting and directors' fees	625,810	746,637	(120,827)	-16%
Stock-based compensation	622,654	541,327	81,327	15%
Travel and automotive	214,277	384,226	(169,949)	-44%
Advertising and promotion	38,058	198,671	(160,613)	-81%
Office and secretarial	316,273	263,047	53,226	20%
Regulatory fees	52,217	51,181	1,036	2%
	2,133,267	3,202,528	(1,069,261)	-33%

General and administration costs decreased to $2,133,267 for the nine months ended September 30, 2009 compared to $3,202,528, for the nine months ended September 30, 2008.

Professional fees were considerably higher in 2008 due to legal fees required to exercise options and warrants and costs related to engaging our primary US law firm for assistance in the negotiation with the refinancing of the Mesa loan.

Consulting and directors’ fees decreased in 2009 due to the termination of payments to third party consultants for financial and legal services which occurred in 2008.

The travel and automotive and advertising and promotion decreased for the nine months ending 2009 primarily due to significantly higher travel in 2008 relating to the refinancing of the Mesa loan and the attendance at numerous investor conferences to increase market awareness of the Company’s prospects which helped with the $18 million financing that closed in 2008. Further in 2009 the Company significantly reduced advertising and promotion expenses in order to conserve cash for development activities.

The office and secretarial costs increased primarily due to the establishment of a project office in Tehachapi, California in 2008 and the addition of two full time employees in July and October 2008 to assist with financial accounting.

Project development

	Three months	Three months
	ended Sept 30,	ended Sept 30,
	2009	2008	Variance $	Variance %
Consulting fees	252,471	190,908	61,563	32%
Stock-based compensation	89,677	100,750	(11,073)	-11%
Project costs	81,244	95,763	(14,519)	-15%
Travel and automotive	41,524	68,513	(26,989)	-39%
Office and secretarial	16,028	19,211	(3,183)	-17%
	480,944	475,145	5,799	1%

Consulting fees increased in the period as the Company engaged two additional part time consultants to assist in the development of wind and solar projects in Puerto Rico.

Project costs have decreased in the period reflecting the capitalization of Kingman development costs effective July 1, 2009. Previously, the Kingman, Arizona wind and solar project costs had been expensed as project development costs.

The travel and automotive expenses decreased 39% for the three months ending 2009 primarily due to an effort to cut back on discretionary expenditures in order to conserve cash for other development activities.

	Nine months	Nine months
	ended September	ended September
	30, 2009	30, 2008	Variance $	Variance %
Consulting fees	772,777	506,625	266,152	53%
Stock-based compensation	364,432	311,077	53,355	17%
Project costs	215,381	135,405	79,976	59%
Travel and automotive	119,783	178,463	(58,680)	-33%
Office and secretarial	44,566	33,550	11,016	33%
	1,516,939	1,165,120	351,819	30%

All project development categories except travel and automotive costs increased substantially as the Company engaged two additional part time consultants to assist in the development of wind and solar projects in Puerto Rico, granted stock options for individuals in late 2008, established an office in Tehachapi in August 2008, and embarked on further development of our wind and solar projects in 2009.

Direct project costs increased due to the cost of tying up additional land holdings in Tehachapi for future wind and/or solar project development and more permitting and other mapping activities for the Barstow and Kingman projects.

Amortization

In previous reporting periods, the Company depreciated its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013.  On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities by an additional 24 years and, therefore, these assets will be depreciated on a straight-line basis over this time frame prospectively.  Management estimates the Mesa wind turbines will have another ten years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years.

Amortization was $256,559 for the three months ended September 30, 2009, down 57% from $594,874 for the three months ended September 30, 2008 due to a change in the estimate as discussed above. These changes in accounting estimates have been applied prospectively effective July 1, 2009 with the effect of reducing depreciation and accretion.

Amortization was $1,633,703 for the nine months ended September 30, 2009, down 6% from $1,736,556 for the nine months ended September 30, 2008 primarily due a change in accounting estimate discussed above.

Asset retirement obligation

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa Wind Farm land owner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease in 2013. In previous reporting periods the Company accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009 the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037. The asset retirement obligation is accreted over the life of the new right of way expiring on September 22, 2037 which has significantly reduced the liability in current dollars. This change in accounting estimate has been applied prospectively with an effect of also reducing the accretion in the period.

Accretion expense on the asset retirement obligation decreased 90% from $16,823 for the three months ended September 30, 2008 to $1,783 for the three months ended September 30, 2009 due to a change in accounting estimate discussed above.

Accretion expense on the asset retirement obligation decreased 18% from $49,362 for the nine months ended September 30, 2008 to $40,752 for the nine months ended June 30, 2009 due to a change in accounting estimate discussed above.

Interest and accretion on long term debt

Interest and accretion on long term debt for the three months ended September 30, 2009 was $12,462 compared to $17,172 for the three months ended September 30, 2008 derived from the repayment of the Brust mortgage loan in June 2009. Interest expense incurred in the period ending September 30, 2009 primarily relates to interest penalties relating to prior year’s US tax returns.

Interest and accretion on long term debt for the nine months ended September 30, 2009 was $37,842 compared to a recovery of $165,531 for the nine months ended September 30, 2008 derived from the repayment of the Pacific Hydro loan in June 2008.

Foreign exchange gain (loss)

The Company incurred a foreign exchange gain of $34,956 for the three months ended September 30, 2009 due primarily to a decrease  in the US exchange rate from 1.1626 as at June 30, 2009 to 1.0719 at September 30, 2009 which triggered unrealized foreign exchange translation gains on the Company’s net US dollar monetary liabilities. This gain was offset by an unrealized exchange loss on $US cash held in Canada during the period.

The Company generated a foreign exchange loss of $83,817 for the three months ended September 30, 2008 due primarily to a change in the US exchange rate for Canadian dollars from 1.0197 at June 30, 2008 to 1.0597 at September 30, 2008 which increased the approximately US$1.8million carrying value of net liabilities of the Company’s US subsidiaries.

The Company incurred a foreign exchange loss of $29,111 for the nine months ended September 30, 2009 due primarily to a change in the US exchange rate from 1.224 as at December 31, 2008 to 1.0719 at September 30, 2009 which triggered unrealized foreign exchange translation gains on the Company’s net US dollar monetary liabilities however was offset against a loss on US cash held in Canada during the period resulting in a net loss for the period.

For the nine months ended September 30, 2008 the foreign exchange loss was $540,324 due to a change in the US exchange rate from .9913 at December 31, 2007 to 1.1089 at the Mesa loan repayment date of June 23, 2008 which increased the approximately US15.6 million carrying value of the Mesa loan principle and accrued interest.  The stronger US dollar also increased the net carrying value of other US$ accounts payable and loans for the acquisition of the Windridge Wind Farms and real estate in Tehachapi and Arizona.

The major US operations of Mesa are considered self-sustaining and the gain/loss in value will be deferred until the Company’s net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive income (loss) in shareholders’ equity. At September 30, 2009, the accumulated currency translation loss for this self sustaining investment amounted to $725,355 reflecting a loss of $1,437,623 during the nine months ended September 30, 2009 compared to an accumulated currency translation gain of $712,268 as at December 31, 2008.

Income tax recovery

Income tax recovery was $488,566 for the three months ended September 30, 2009, up from $173,570 for the three months ended September 30, 2008 due to a change in the estimate of the life of the Mesa assets and asset retirement obligation as discussed above which resulted in a reduction of future income tax liabilities of $412,420 and a reduced quarterly future income tax recovery of $76,146 related to the lower Mesa asset amortization. These changes in accounting estimates have been applied prospectively effective July 1, 2009 with the effect of reducing future income tax recoveries going forward.

Income tax recovery was $903,039 for the nine months ended September 30, 2009, up from $508,489 for the nine months ended September 30, 2008 due to the future income tax liability adjustment relating to the change in accounting estimate discussed above.

Comprehensive loss

The net loss for the nine months ended September 30, 2009 was $3,511,162 and the currency translation adjustment of the self-sustaining subsidiary of $1,437,623 resulted in a net comprehensive loss of $4,948,785 compared to a net comprehensive income of $856,688 for the nine months ended September 30, 2008.

Summary of Quarterly Results

		Income (Loss) Before	Net Income (Loss)	Net Income (Loss)
	Total	Discontinued	For the	Per Share Basic
	Revenues	Operations	Quarter	and Diluted

September 30, 2009	$691,558	$(645,921)	$(645,921)	$(0.02)
June 30, 2009	$1,041,523	$(1,180,684)	$(1,180,684)	$(0.03)
March 31, 2009	$673,463	$(1,684,556)	$(1,684,556)	$(0.05)
December 31, 2008	$687,666	$(2,127,709)	$(2,251,537)	$(0.07)
September 30, 2008	$1,405,648	$(699,660)	$(780,849)	$(0.02)
June 30, 2008	$2,145,874	$(24,433)	$2,904,631	$0.10
March 31, 2008	$877,464	$(2,141,520)	$(2,141,520)	$(0.07)
December 31, 2007 [1]	$282,053	$(2,589,496)	$(2,349,658)	$(0.09)
October 31, 2007	$817,266	$(151,762)	$(130,780)	$(0.01)
July 31, 2007 [2]	$1,492,822	$62,895	$137,756	$0.01
April 30, 2007	$1,672,618	$(140,870)	$(241,896)	$(0.01)
January 31, 20073, [4]	$694,668	$(1,683,212)	$(6,910,189)	$(0.29)
October 31, 20063, [4]	$861,471	$(2,806,422)	$(3,742,506)	$(0.16)
July 31, 20063, [4]	$20,595	$(382,472)	$(382,472)	$(0.02)

1 Represents a two month quarter due to the change of year end from January 31 to December 31. The Company changed its year end to December 31 in order to coincide with the financial year end of its US operating subsidiaries.

2 These amounts have been restated because, subsequent to October 31, 2007, we identified errors in the elimination of intercompany fees that impacted revenues, plant operating costs and the foreign exchange gain.

3 These amounts have been restated because, subsequent to October 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2006 and for the nine months ended October 31, 2006. The amounts omitted, within the calculation of stock based compensation, the effects of the issue of 250,000 stock options on September 4, 2004 with an exercise price of $1.40 per share and the effects of the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

4October 31, 2006 amounts have been restated for discontinued operations.

Liquidity and Capital Resources

As at September 30, 2009, the Company had positive working capital of $1,928,146 and cash on hand of $1,878,914 compared to $1,388,164 and $1,817,371, respectively as at December 31, 2008. Both balances have improved due to the May, 2009 private placements. In recent years, the Company has experienced cash inflows from operating activities, cash outflows from development activities and net losses. These conditions reflect the fact that income and cash flows from income-producing activities have been insufficient to offset cash used for project development expenses. As the Company proceeds to develop its further business opportunities, cash provided by operations will need to be augmented by additional sources of capital.

Though the capital markets are currently going through some turbulent times, the American Recovery and Reinvestment Act of 2009 extends the US$21/MWh production tax credits through 2012, and provides an option to elect a 30% investment tax credit or equivalent cash grant from the US Department of Energy. This stimulus bill is expected to have a positive impact for US renewable energy projects as evidenced by the Company’s ability to engage The Manufacturers Life Insurance Company to arrange up to $200 million in senior secured project financing to support the construction and operation of the 120MW Windstar Wind Energy Project. With the high projected cash flow from California wind areas like Tehachapi and Palm Springs, the Company expects that future projects like Mesa and Kingman will be attractive to potential finance partners.

Consequently, management is optimistic that full financing will be available to complete the future development of these projects.

Credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with Scotia Bank and Bank of America. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables are reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At September 30, 2009, less than 19% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 16 of the interim consolidated financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 6, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 15, the Company was in compliance with all financial covenants relating to its financial liabilities as at September 30, 2009. This risk management strategy is unchanged from the prior period.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at September 30, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $90,000 impact to accumulated other comprehensive income (“AOCI”). The Company also has certain loans payable denominated in U.S. dollars in its integrated subsidiaries related to its California properties.  Based upon the remaining payments at September 30, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $5,000 impact to net income.  This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at this time.

Critical Accounting Estimates

The Company’s unaudited interim consolidated financial statements and notes thereto are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments and assumptions are based upon information available to us at the time that they are made. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our interim consolidated financial statements will be affected.

The critical accounting estimates are as follows:

Since a determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of interim consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment.  The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill, future income taxes and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)

The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate Mesa at a future date.

(c)

The Company has performed impairment testing on the amounts recorded as goodwill and construction in progress.

(d)

The Company has amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and power purchase agreements over their estimated lives.

(e)

The Company has recorded stock based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

(f)

The Company has performed a twelve month forecast using estimates for revenues, expenses and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the company’s going concern risk.

(g)

The Company has allocated expenses based on estimates provided by our contractors on their time spent on each project.

New accounting pronouncements

(a)

Business combinations

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following:  an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its interim consolidated financial statements.

(b)

Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its interim consolidated financial statements.

(c)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, and amended Section 1000, Financial Statement Concepts, clarifying the criteria for the recognition of assets, intangible assets and internally developed intangible assets.  Items that no longer meet the definition of an asset are no longer recognized with assets.  The company adopted this standard on January 1, 2009. There has been no significant effect on the financial statements related to the adoption of Section 3064.

Transactions with Related Parties

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Nine months ended September 30,
	2009	2008
	$	$

Consulting and directors' fees	682,800	700,361
Management fees	480,417	262,500
Office and secretarial	27,000	27,000
Interest	-	(226,359)
	1,190,217	763,502

As at September 30, 2009, the Company had an account receivable of $88,226 (December 31, 2008 – $82,795) with a company having a common director and an accounts receivable of $17,180 (December 31, 2008 – $Nil) and an accounts payable of $Nil (December 31, 2008 - $58,747) to an officer and director of the Company.

As at September 30, 2009, the Company had prepaid directors and consultant 2009 fees of $163,895 (December 31, 2008 - $NIL).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

International Financial Reporting Standards (IFRS) Changeover Plan

The Company has been monitoring the deliberations and progress being made by accounting standards setting bodies and securities regulators in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”). The Canadian Institute of Chartered Accountants Accounting Standards Board and the Canadian Securities Administrators (“CSA”) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. IFRS will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for those enterprises.

In preparation for the changeover of GAAP to IFRS, the Company commenced the planning process during the third quarter of 2008. Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

•

The Company has hired a financial controller who has assumed project management responsibilities for IFRS conversion;

•

A diagnostic assessment of the key impact areas has been drafted; and

•

Early dialogue with the Company’s independent auditor is embedded in the project’s communication plan to ensure timely and effective resolution of issues, if any.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Disclosure Policy, our Code of Ethics, our Insider Trading Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable United States and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles including a reconciliation to US generally accepted accounting principles.

In designing and evaluating our internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of our internal control over financial reporting for the year ended December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on this assessment, management believed that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Controls

No changes in our internal controls or other factors that could significantly affect these controls subsequent to December 31, 2008, have been made.

In conducting an evaluation of the effectiveness of the Company’s disclosure controls and procedures, the Company’s management has concluded that, while its disclosure controls and procedures that are in place are effective for its current size of operations, they could be further enhanced as the Company grows. The Company’s management sets financial reporting objectives based on the Company’s business needs and activities for its current annual and interim financial statements and any financial data based on those statements, such as earnings releases. Management then determines whether there are any risks that could result in a material misstatement in any of the Company’s financial reporting, including financial statements and earnings releases. Management intends to implement changes in internal controls as the business needs and activities change.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Announcements for the Period under Review – Nine months ended September 30, 2009

On January 15, 2009, the Company provided an update on the status of projects and financing that were previously announced.

On March 6, 2009, the Company settled a law suit filed by Tom Vihvelin, a former director of Eastern Wind (see Legal Proceedings) and recorded a loss from discontinued operations for the year ended December 31, 2008, which included the settlement amount of $50,000 to the plaintiff plus legal costs.

On March 24, 2009, the Company announced that it filed its Audited Consolidated Financial Statements for the year ended December 31, 2008 and the related Management Discussion and Analysis.

On March 24, 2009, the Company announced that the U.S. Congress passed the American Recovery and Reinvestment Act of 2009, which extends the US$21/MWh production tax credits through 2012 and provides an option to elect a 30% investment tax credit or equivalent cash grant from the US Department of Energy. Management expects the new law to have a positive impact for US renewable energy projects and did experience an increase in the number of parties expressing an interest in financing.

On March 30, 2009, the Company entered into an engagement letter with Loewen, Ondaatje, McCutcheon Limited (“LOM”) pursuant to which it engaged LOM as agents in connection with a proposed private placement of up to 5,846,154 units (the “Units”) of the Company at a price of $0.65 per Unit to raise total gross proceeds of approximately $3.8 million (the “Offering”). Each Unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share until 24 months from the closing date of the offering. The Agents have also been granted an agent option to increase the size of the Offering by 20%. The net proceeds from the Offering will be used to secure a Letter of Credit on behalf of SCE for the 20 year Power Purchase Agreement on the Company's 120 MW Windstar Project. Remaining proceeds will be for development activities on Windstar, the Mesa Re-Power near Palm Springs and the Ontario Solar Initiative where the Company has secured four (4) solar sites, by way of conditional land purchase agreements. The offering was undertaken on a fully marketed, commercially reasonable efforts basis by the agents who will be paid a cash commission of 7% of the gross proceeds and granted agent's compensation options to purchase an additional 7% of the number of Units sold. The Company will also issue, by way of Non-Brokered Private Placement, up to an additional 2,700,000 Units partially for cash but mostly for direct land acquisitions in the Tehachapi Wind Resource Area.

On April 14, 2009, the Company received a unanimous 4-0 vote from the Kern Country Planning Commission approving the re-zoning of land for its 120 megawatt Windstar project.

On May 5, 2009, the Company closed a brokered private placement offering of 7,015,000 units at a price of $0.65 per Unit for gross proceeds of $4,560,205.  Each unit was comprised of one common share and one half of a purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.00 per share.  The hold period expires on September 5, 2009.

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.00 per share.  The hold period expires on September 12, 2009.

On May 12, 2009, the Company filed its Interim Consolidated Financial Statement for the period ended March 31, 2009 and the related Management Discussion and Analysis.

On June 10, 2009, the Company received unanimous consent from the Kern County Board of Supervisors for zoning approval of its 120 megawatt Windstar wind energy project.

On June 5, 2009, the Company acquired, in an arm’s length transaction important parcels of land located in Tehachapi, California from two individuals.  The Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$ 200,000) in cash for the land.

On July 9, 2009 the Company engaged The Manufacturers Life Insurance Company (“Manulife”) to arrange up to $200 million in senior secured project financing (“Debt Facility”) to support the construction and operation of the 120 MW Windstar Wind Energy Project located in Tehachapi, California.  The term of the Debt Facility would include the construction period plus 20 years and the interest rate would be fixed at a market rate set upon closing. Closing of this financing will be subject to usual and customary due diligence for a wind project as well as lender approvals.

On August 11, 2009 the Company engaged R. W. Beck Inc. and DNV Global Energy Concepts Inc. ("Independent Engineers") as the independent engineers for the Windstar wind project located in the Tehachapi Pass Wind Resource Area near Tehachapi, California ("Windstar" or "Project"). The Independent Engineers will review the technical aspects of the Project, evaluate and analyze the wind data and resource assessments, monitor construction and review start-up and testing procedures.

On August 24, 2009 the Company entered into a major wind turbine reservation order with Gamesa for the procurement of up to 120 MW of wind turbine generators. The Windstar Project, located in Tehachapi California, will consist of Gamesa G80 2-MW, G87 2-MW and G52 850-KW turbines. This flexible product mix is capable of harnessing the uniquely varied wind regime of the Windstar site.

On September 23, 2009 the Company released that the U.S. Bureau of Land Management ("BLM") approved its proposal to lease its current Mesa Wind Power project for another 24 years. The lease was expected to expire in 2013. It gives the company the right to operate on this high value site located near Palm Springs, California until 2037. The Mesa project is potentially one of the highest yielding wind parks in the country, per megawatt (MW), due to its outstanding wind speeds. The BLM also approved Western Wind's proposal to replace its first generation turbines with new turbines.

Subsequent Events

On October 20, 2009 the Company signed a power purchase agreement with UniSource Energy Services, a subsidiary of UniSource Energy Corporation (UNS-NYSE) of Arizona for a new fully integrated combined wind and solar (photo voltaic "PV") energy project. The new integrated wind and solar project is believed to be the first of its kind in North America.

On October 26, 2009 the Company announced that it has secured approximately 575 contiguous acres near Tehachapi, California through land purchases and ground leases and plans to pursue the development of an additional wind energy project of at least 30MW. The new project will be named Windswept and is just west of Western Wind’s current late development stage Windstar project and shares similar wind speeds to Windstar’s lower resource area. Western Wind is working on acquiring or leasing additional contiguous land parcels that could see Windswept increase to over 1,500 acres and up to 80MWs.

On October 28, 2009 the Company completed the sale of two easements in the Tehachapi Wind Park for a total consideration of US$201,075. US$49,976 of the consideration was used to repay one of the Windstar mortgages in full resulting in a net cash inflow of US$151,099.

Commitments and Contingent Liabilities

The commitments as at September 30, 2009 are as follows:

					More
		Within 1	2 to 3	4 to 5	than 5
	Total	year	years	years	years
	$	$	$	$	$
Long term debt	415,956	211,960	146,888	57,108
Right of way agreements	788,940	78,894	157,788	157,788	394,470
Office lease	199,347	92,454	106,893		-
Management contract	54,750	54,750	-	-	-
	1,458,993	438,058	411,569	214,896	394,470

As at September 30, 2009, the Company has placed on deposit $100,000 to secure corporate credit cards.

The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California.  At this time, no definitive agreements have been entered into.

The Company has a BLM right-of-way that expires on September 22, 2037.  The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw.  The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement.  The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement.

On November 1, 2006 the Company has entered into a right-of-way grant with the BLM for three years for 19,051 acres of land near Kingman, Arizona for a rental fee of US$19,051 per year.  Future rental rates are to be based on the fair market value of the property.  The right-of-way grant may be renewed by making an amended application and providing a plan of development.  Any improvements to the property must be removed at the end of the term of the right-of-way agreement.

The Company has entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012.  The base rent from January 1, 2008 to February 28, 2009 is $3,311 per month increasing to $3,570 per month thereafter with operating costs of approximately $2,700 per month.

The Company has entered into a lease agreement for office space in Tehachapi, CA that expires July 31 2010.  The base rent from August 1, 2008 to August 1, 2009 is US$1,650 per month increasing to US$1,700 per month thereafter.

The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of US$219,000 per annum.  The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

The contingent liabilities as at September 30, 2009 are as follows:

The Company has one employee, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

As at September 30, 2009, the Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid deposits of $47,000 which are now nonrefundable as the local transmission line provider has inspected the properties and has provided site approval reports. If any site does not receive a report satisfactory to the Company within approximately 6 months of the Purchase and sale Agreement Date, the purchase agreement becomes null and void and the deposit will be returned.  The following additional payments are contingent on the project development process as follows:

(a)

$15,000 - $24,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8-12 months of the Purchase and Sale Agreement Date or the company waives such requirement,

(b)

$25,000 is payable for each property if the Company is successful in obtaining all other contracts, agreements and approvals  within approximately 24 months of the Purchase and Sale Agreement Date or the company waives such requirement, and

(c)

The difference between the combined purchase price of $4,907,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

	Common	Common	Warrants	Total
	Shares	Shares
	#	$	$	$
Balance, June 30, 2009	45,940,507	$45,112,758	$6,961,124	$52,073,882
Cash transactions
Exercise of warrants at $1.05 per share	38,890	53,745	(12,910)	79,725

Non cash transactions
Expiry of Warrants			(13,648)	(13,648)
Balance, September 30, 2009	45,979,397	$45,166,503	$6,934,566	$52,139,959

Summary of Options Granted During the Period

None

Summary of Marketable Securities Held at the End of the Period

None

Summary of Securities at the End of the Reporting Period

Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value
Issued and Outstanding:	45,979,397 common shares

Number and Recorded Value for Shares Issued and Outstanding

At September 30, 2009, the Company had 45,979,397 common shares outstanding having an average paid up value of $1.02 per share ($45,166,503).

At September 30, 2009 there were 45,979,397 common shares and 9,925,682 warrants outstanding.

At October 30, 2009 there were 46,099,397 common shares and 8,709,732 warrants outstanding.

At September 30, 2009 and October 30, 2009 there were 4,400,000 stock options outstanding.

Description of Options, Warrants and Convertible Securities Outstanding as at September 30, 2009

Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	100,000	$1.43	March 16, 2010
Stock Options	700,000	$1.23	September 25, 2011
Stock Options	850,000	$1.54	November 8, 2012
Stock Options	275,000	$1.32	November 28, 2012
Stock Options	275,000	$1.32	December 10, 2012
Stock Options	1,700,000	$1.34	November 4, 2013
Stock Options	400,000	$1.34	December 15, 2013
Stock Options	100,000	$1.11	June 24, 2019

Warrants[1]	155,000	$1.20	October 11, 2009
Warrants[2]	1,060,950	$1.75	October 19, 2009
Warrants	3,157,900	$3.70	June 20, 2010
Warrants	442,107	$2.85	June 20, 2010
Warrants[3]	3,507,850	$1.00	May 5, 2011
Warrants	491,099	$0.65	May 5, 2011
Warrants	349,975	$1.00	May 12, 2011
Warrants	760,801	$1.00	June 5, 2011

1 120,000 warrants were exercised between October 6 to October 9 and 35,000 warrants expired on October 11, 2009.

2 1,060,950 warrants expired on October 19, 2009.

3On October 29, 2009 a deposit was received to exercise 568,000 options.   As at the date of this MD&A the treasury shares have not been issued.

Total Number of Shares in Escrow or Subject to Pooling Agreement

637,497 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.